

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2019

Jesse Lynn
General Counsel
Icahn Enterprises L.P.
767 Fifth Avenue, Suite 4700
New York, New York 10153

> **Re: Icahn Enterprises L.P.**
> **Registration Statment on Form S-3**
> **Filed July 18, 2019**
> **File No. 333-232711**

Dear Mr. Lynn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Clark at 202-551-3624 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure